Interups Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

February 26, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Interups Inc.- Registration Statement on Form S-1
    Amendment No. 2 filed December 21, 2012
    File No. 333-182956

Dear: Barbara C. Jacobs

In response to your letter dated January 16, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

PLEASE ENSURE THAT YOUR FINANCIAL STATEMENTS AND RELATED DISCLOSURES MEET THE UPDATING REQUIREMENTS OF RULE 8-08 OF REGULATION S-X AT THE TIME YOU FILE YOUR NEXT AMENDMENT.

Response: We have included our financial statements for the fiscal quarter ended November 30, 2012 in the amended registration statement and accordingly our financial statements and related disclosures meet the updating requirements of Rule 8-08 of Regulation S-X.

SELECTED FINANCIAL DATA, PAGE 4

COMMENT: 2

AS PREVIOUSLY REQUESTED IN OUR PRIOR COMMENT 3, PLEASE REVISE YOUR SELECTED FINANCIAL DATA DISCLOSURES TO SHOW THAT STOCKHOLDERS' EQUITY AT AUGUST 31, 2012 WAS A DEFICIT ($2,256).

Response: We have updated our selected financial data disclosures to show financial data at November 30, 2012, including stockholders' equity which reflects a deficit of ($4,295)at such time.

RISK FACTORS, PAGE 5

GENERAL

COMMENT: 3

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 4. YOU CONTINUE TO STATE IN YOUR DOCUMENT THAT YOU DO NOT INTEND TO REGISTER A CLASS OF SECURITIES UNDER SECTION 12 OF THE EXCHANGE ACT. AS PREVIOUSLY REQUESTED, PLEASE PROVIDE UNDER A SEPARATE AND APPROPRIATE RISK FACTOR HEADING DISCLOSURE THAT INFORMS POTENTIAL INVESTORS THAT

YOU WILL BE SUBJECT TO THE LIMITED DISCLOSURE  OBLIGATIONS OF A FILER SUBJECT TO
SECTION 15(D). ALSO BRIEFLY EXPLAIN HOW THE REPORTS YOU WILL FILE AS A SECTION 15(D) REPORTING COMPANY WILL DIFFER FROM THE REPORTS YOU WOULD BE REQUIRED TO FILE AS A REPORTING COMPANY UNDER SECTION 12.

Response: The referenced disclosure has been provided in a separate risk factor in accordance with the Commission's comment.

DILUTION, PAGE 15

COMMENT: 4

PLEASE REVISE YOUR DILUTION TABLE TO INCLUDE BRACKETS AROUND THE NET TANGIBLE BOOK VALUE PER COMMON SHARE BEFORE THE OFFERING OF ($0.0006). IN ADDITION,
REVISE THE PARAGRAPH THAT FOLLOWS YOUR DILUTION TABLE TO INCLUDE THE CORRECT TOTAL STOCKHOLDERS' EQUITY DEFICIT AS OF AUGUST 31, 2012 OF $2,256.

Response: We have revised our dilution table to include brackets around the net tangible book value per common share before the offering of ($0.0006). In addition, we have revised the paragraph that follows our dilution table to include the correct total stockholders' equity deficit as of November 30, 2012 of $4,295.

Please direct any further comments or questions you may have to the company's attorney:

David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563

Tel: (516) 887-8200, Fax: (516) 887-8250

Thank you.

Sincerely,


/s/ Romanas Bagdonas
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Romanas Bagdonas

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